        As filed with the Securities and Exchange Commission on October 27, 2003
                                       Investment Company Act File No. 811-02201
                            -------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2
                            -------------------------

              [X]      Registration Statement under the Investment
                       Company Act of 1940
              [X]      Amendment No. 23

                        (Check Appropriate Box or Boxes)
                        --------------------------------
                        1838 BOND-DEBENTURE TRADING FUND
               (Exact Name of Registrant as Specified in Charter)
                ------------------------------------------------

                           2701 Renaissance Boulevard
                                  Fourth Floor
                            King of Prussia, PA 19406
                    (Address of Principal Executive Offices)

       Registrant's Telephone Number, Including Area Code: (877) 367-1838

                               Anna M. Bencrowsky
                        1838 Bond-Debenture Trading Fund
                      2701 Renaissance Boulevard, 4th Floor
                            King of Prussia, PA 19406

                                   Copies to:

            John H. Donaldson                 Joseph V. DelRaso
            1838 Investment Advisors, LLC     Pepper Hamilton LLP
            2701 Renaissance Boulevard        3000 Two Logan Square
            Fourth Floor                      18th and Arch Streets
            King of Prussia, PA  19406        Philadelphia, PA  19103

                                EXPLANATORY NOTE

This filing is made solely for the purpose of filing as an Exhibit the Restated By-Laws of the Registrant pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(1)          Financial Statements
             Not applicable

(2)          Exhibits
             (a)(i) Certificate of Incorporation dated June 3, 1971*

             (a)(ii) Certificate of Amendment of Certificate of Incorporation dated June 11, 1971**

             (a)(iii) Certificate of Amendment of Certificate of Incorporation dated September 22, 1971**

             (a)(iv) Certificate of Amendment of Certificate of Incorporation dated July 23, 1987**

             (a)(v) Certificate of Amendment of Certificate of Incorporation dated September 30, 1988**

             (a)(vi) Certificate of Amendment of Certificate of Incorporation dated July 21, 1989**

             (b)       Restated By-laws Filed herewith
             (c)       Not applicable
             (d)       Stock Certificate and Subscription Documents**

                       (i) Specimen Certificate for common stock.

                       (ii) Subscription Certificate

                       (iii) Nominee Holder Over-Subscription Form

                       (iv) DTC Participant Over-Subscription Form

                       (v) Notice of Guaranteed Delivery

             (e)       Terms and Conditions of Dividend Reinvestment Plan*

             (f)       Not applicable

             (g) Investment Advisory Agreement between the Fund and 1838 Investment Advisors, LLC**

             (h) (i) Dealer Manager Agreement between the Fund and Boenning & Scattergood, Inc.**

                       (ii) Form of Soliciting Dealer Agreement**

                       (iii) Form of Selling Dealer Agreement**

             (i)       Not applicable

             (j)       Custody Agreement between the Fund and Wachovia Bank,
                       N.A.**

             (k)       Other Agreements

                       (i) Transfer Agency Agreement between the Fund and EquiServe Trust Company, N.A*

                       (ii) Accounting Services Agreement between MBIA Municipal Investors Services Corporation and the 1838 Bond-Debenture Trading Fund**

                       (iii) Subscription Agent Fee Agreement between Equiserve Trust Company, N.A. and 1838 Bond-Debenture Trading Fund**

                       (iv) Information Agent Agreement between Georgeson Shareholder Communications Corp. and 1838 Bond-Debenture Trading Fund**

             (l)       Opinion of Counsel Not applicable.

             (m)       Not applicable

             (n)       Consents
                       Not applicable.

             (o)       Not applicable

             (p)       Not applicable

             (q)       Not applicable

             (r)       Code of Ethics*

* Filed as an exhibit with the same exhibit number to the Fund's Registration Statement on Form N-2 filed on September 5, 2003 (File No. 811-02201) and incorporated by reference thereto.

** Filed as an exhibit with the same exhibit number to the Fund's Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 filed on October 23, 2003 (File No. 811-02201) and incorporated by reference thereto.

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this Amendment No. 23 to the Registrant's registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of King of Prussia, and the Commonwealth of Pennsylvania, on the 27 day of October, 2003.

                                              1838 BOND-DEBENTURE TRADING FUND


                                              By:  /s/ John H. Donaldson, CFA
                                                   --------------------------
                                                   John H. Donaldson, CFA
                                                   President

                                  EXHIBIT INDEX

Exhibit No.             Description of Exhibit
--------------------    --------------------------------------------------------

(2)(b)                  Restated By-laws